

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2023

Tom Wittenschlaeger
Chief Executive Officer
AYRO, Inc.
900 E. Old Settlers Boulevard, Suite 100
Round Rock, Texas 78664

        Re: AYRO, Inc.
           Amendment No. 1 to Registration Statement on Form S-3
           Filed October 10, 2023
           File No. 333-274439

Dear Tom Wittenschlaeger:

     We have conducted a limited review of your registration statement and have the following comment.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3 filed October 10, 2023

General

1.   Please revise your disclosure to prominently discuss the dilution that will occur to existing shareholders as a result of the registration and sale of the shares being registered in this transaction. As part of your disclosure, be sure to provide qualitative and quantitative disclosure regarding the the percentage of shares being registered compared to the number currently outstanding and the impact this transaction will have on existing shareholders. In addition, revise your risk factor disclosure as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mariam Mansaray at 202-551-5176 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Rick Werner